Exhibit 99.1

Draganfly and Nightingale Security Selected by Fortune 25 Oil and Gas Company to Develop Autonomous Drone-in-a-Box Remote Sensing Solution

Draganfly and Nightingale to Deliver Automated Drone Solution for Oil and Gas Monitoring

Saskatoon, SK, September 17th, 2024 - Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning industry-leading drone solutions and systems developer, along with Nightingale Security, a leader in robotic aerial security, have been selected by a major oil and gas company to develop a fully automated UAS solution for infrastructure monitoring. This project marks a significant step in leveraging advanced UAS remote sensing technology to enhance operational efficiency and safety in the oil and gas sector.

The integrated solution will feature the Draganfly APEX, an advanced UAV platform designed for robust performance with a variety of payloads and peripherals. Equipped with a custom sensor package, the solution will incorporate Optical Gas Imaging (OGI), Tunable Diode Laser Absorption Spectroscopy (TDLAS), thermal, and RGB sensors. This combination will allow real-time monitoring of critical infrastructure, enabling detection of leaks, emissions, and structural abnormalities with high precision.

The first phase of this project involving sensor validation and selection has been completed, with demonstration and in-field testing to occur through the end of the year. As part of future phases of the project, the Draganfly APEX will integrate with Nightingale Security’s innovative Drone in a Box flight software, leveraging Nightingale’s industry-leading automation developed for security applications, to deliver a fully automated advanced remote sensing system. This integration will enable the oil and gas company to monitor infrastructure in remote, hazardous, and RF-challenged environments, ensuring continuous surveillance and quick response to potential issues.

Jack Wu, CEO of Nightingale Security, commented, “Our mission at Nightingale has always been to deliver real-time situational awareness and to focus on Drone as a First Responder (DFR). Partnering with Draganfly allows us to focus on our DFR missions while delivering an advanced remote sensing solution by integrating their APEX drone with our base station that enables autonomous operation. The combined solution will drive innovation in critical infrastructure monitoring. Together, we are not only improving operational oversight but also empowering industries to reduce risks and ensure safety in even the most challenging environments.”

Cameron Chell, CEO of Draganfly, added, “We are thrilled to collaborate with Nightingale Security on this transformative project. The integration of the Draganfly Apex with this custom sensor suite and Nightingale’s innovative Drone in a Box capabilities underscores the versatility and reliability of our platform in tackling some of the most complex industrial challenges. This solution will not only streamline infrastructure monitoring but also enhance safety and environmental compliance.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

About Nightingale Security

Nightingale Security specializes in autonomous drone systems for security and surveillance, providing cutting-edge technology to safeguard assets and infrastructure around the globe. Their fully autonomous drone-in-a-box system offers continuous monitoring and rapid response capabilities.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

●	CSE Listing
●	NASDAQ Listing
●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements that the combined Draganfly and Nightingale product will allow real-time monitoring of critical infrastructure, enabling detection of leaks, emissions, and structural abnormalities with unprecedented precision and that the solution will not only streamline infrastructure monitoring but also enhance safety and environmental compliance. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.